                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                      Asche Transportation Services, Inc.
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                              (Name of Issuer)

                              Common Stock, $.0001
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                       (Title of Class of Securities)

                                   04362T100
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                                 (CUSIP Number)


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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  04362T100                  13G                    PAGE 2 OF 6 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Larry L. Asche                                      ###-##-####
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        USA
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    Number of
                           5       Sole Voting Power

      Shares                       619,011
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   619,011
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        619,011
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   619,011
    Person With
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,188,853
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)


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 11     Percent of Class Represented by Amount in Row (9)

        13.24%
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 12     Type of Reporting Person (See Instructions)

        IN
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ITEM 1.

    (a)  Asche Transportation Services, Inc.
    (b)  10214 N. Mt. Vernon Rd.
         Shannon, IL 61078


ITEM 2.

    (a)  Larry L. Asche
    (b)  10214 N. Mt. Vernon Rd.
         Shannon, IL 61078
    (c)  USA
    (d)  Common Stock, $.0001
    (e)  04362T100


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

    (a)  [ ] Broker or Dealer registered under Section 15 of the Act

    (b)  [ ] Bank as defined in section 3(a)(6) of the Act

    (c)  [ ] Insurance Company as defined in section 3(a)(19) of the Act

    (d) [ ] Investment Company registered under section 8 of the Investment Company Act

    (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

    (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employment Retirement Income Security Act of 1974 or Endowment fund; see ss.240.13d-1(b)(1)(ii)(F)

    (g) [ ] Parent Holding Company, in accordance withss.240.13d-1(b)(ii)(G) (Note: See Item 7)

    (h)  [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(H)


ITEM 4.  OWNERSHIP
    (a)  1,188,853
    (b)  13.24%
    (c)  Number of shares as to which such person has:
         (i)    sole power to vote or to direct the vote                 619,011

         (ii)   shared power to vote or to direct the vote               619,011

         (iii)  sole power to dispose or to direct the disposition of    619,011

         (iv)   shared power to dispose or to direct the disposition of  619,011


                                Page 3 of 6 pages


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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Larry L. Asche, the Chairman of the Board, Chief Executive Officer and a Director of the Company, holds directly 418,011 shares of the Company's Common Stock, $.0001 par value per share. In addition, Mr. Asche's wife, Diane L. Asche, the Vice President, Secretary and a Director of the Company, owns directly 416,342 shares of such stock. Also, pursuant to the Employment and Stock Option Agreements by and between Mr. Asche and Mrs. Asche and the Company, Mr. and Mrs. Asche are each entitled to exercise options for the purchase of 26,000 shares of the Company's Common Stock, $.0001 par value per share, as of January 1, 1999. Also, pursuant to a Warrant dated January 16, 1998, Mr. Asche is entitled to exercise a warrant to purchase 100,000 shares of the Company's Common Stock, $.0001 par value per share. Pursuant to two Warrants dated January 16, 1998 and January 26, 1998, respectively, Mrs. Asche is entitled to exercise warrants to purchase a total of 102,500 shares of the Company's Common Stock, $.0001 par value per share. Pursuant to Option Agreements dated as of December 22, 1998, June 7, 1999 and September 20, 1999, Mr. Asche is entitled to purchase a total of 75,000 shares of the Company's Common Stock, $0.0001 par value per share. Pursuant to an Option Agreement dated as of September 20, 1999, Mrs. Asche is entitled to purchase a total of 25,000 shares of the Company's Common Stock, $0.0001 par value per share.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP




                               Page 4 of 6 pages
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Not applicable.

ITEM 10. CERTIFICATION

Not applicable.










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SIGNATURE.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        2/11/99
                                          -------------------------------------
                                                          Date

                                                    /s/ Larry L. Asche
                                          -------------------------------------
                                                       Signature

                                                     Larry L. Asche
                                          -------------------------------------
                                                       Name/Title


                                Page 6 of 6 pages